Exhibit 19

2000 First Quarter Interim Report
March 31, 2000

To ALLTEL Stockholders:

ALLTEL is pleased to report record first quarter revenues, net income and earnings per share from current businesses, which exclude one-time adjustments.

     Revenues and earnings per share grew 8 percent and 17 percent, respectively, to $1.6 billion and 70 cents per share.

     Among the highlights from current businesses in the first quarter:

       Net income and operating income grew 19 percent and 11 percent, respectively, from a year ago, to $222 million and $416 million.

       Communications revenue and operating income grew 11 percent and 13 percent, respectively, to $1.2 billion and $378 million.

       Wireless operations added 105,000 customers in the quarter as revenue and operating income from this business grew 10 percent and 12 percent, respectively, to $695 million and $221 million.

       Revenues and operating income from ALLTEL's wireline business grew 7 percent and 16 percent, respectively, to $437 million and $171 million.

       Revenues and operating income from ALLTEL Information Services grew 2 percent and 4 percent, respectively, to $311 million and $42 million.

     ALLTEL's communications business continued its successful strategy of expanding into geographically focused markets.

     In April, ALLTEL completed the initial transaction with Bell Atlantic/GTE that will make ALLTEL the fifth largest wireless provider in America and will provide us with low-cost access to a nationwide digital footprint covering 95 percent of the U.S. population. ALLTEL has begun operations in Phoenix, Tucson, Coconino, Flagstaff and Gila in Ariz.; Albuquerque, N.M.; and El Paso, Texas.

     When the exchange of properties is complete, ALLTEL will have acquired wireless markets in Phoenix, Cleveland and Tampa, and other areas in Arizona, New Mexico, Texas, Florida, Alabama and Ohio. Bell Atlantic/GTE will have acquired former ALLTEL wireless markets in Las Vegas and other areas in Nevada, Iowa, Illinois, Indiana, New York and Pennsylvania.

     ALLTEL is launching competitive local exchange carrier service in 17 cities in 2000. When the rollouts are complete, ALLTEL will offer local telephone service in 43 cities in the Southeast and Midwest.

     Our strategy of providing a bundle of telecommunications products, including local telephone service in our wireless footprint has shown outstanding results.

     The Company's information services business continued to position itself during the first quarter for future growth. By forming a joint venture with the Bradford & Bingley Group of West Yorkshire, England, ALLTEL will provide mortgage administration and information technology solutions to the mortgage lending industry in the United Kingdom.

2000 Stockholders Meeting Results

At ALLTEL's Annual Meeting of Stockholders held April 20 in Little Rock, Joe T. Ford, Dennis E. Foster, John P. McConnell, Fred W. Smith and Josie C. Natori were elected directors to the class whose term will expire in 2003. William H. Zimmer retired from the Company's board of directors. Zimmer joined the board in 1985, and his years of dedicated service on the board and its Audit Committee have greatly benefited ALLTEL and its stockholders.

Board Declares Dividends

ALLTEL's board of directors declared regular quarterly dividends on the Company's common stock. The 32-cent dividend is payable July 3, 2000 to stockholders of record as of June 9, 2000.

     Regular quarterly dividends were also declared on all series of the Company's preferred stock. Preferred dividends are payable June 15, 2000 to stockholders of record as of May 26, 2000.

/s/ Joe Ford
Joe T. Ford
Chairman and Chief Executive Officer
April 20, 2000

                                      CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

-----------------------------------------------------------------------------------------------------------------------
                                                                  Three Months                   Twelve Months
                                                                 Ended March 31,                Ended March 31,
                                                          ---------------------------       ---------------------------
(Dollars in thousands, except per share amounts)                2000             1999             2000             1999
-----------------------------------------------------------------------------------------------------------------------
REVENUES AND SALES:
    Service revenues                                      $1,460,342       $1,352,122       $5,788,369       $5,240,882
    Product sales                                            143,087          131,631          633,578          590,371
                                                          ----------       ----------       ----------       ----------
     Total revenues and sales                              1,603,429        1,483,753        6,421,947        5,831,253
-----------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES:
    Operations                                               821,022          774,740        3,271,958        3,057,423
    Cost of products sold                                    139,369          126,132          612,033          574,919
    Depreciation and amortization                            227,457          209,479          880,150          793,756
    Merger and integration expenses and other charges         10,136                -          100,656          252,000
    Provision to reduce carrying value
     of certain assets                                             -                -                -           55,000
                                                          ----------       ----------       ----------       ----------
     Total costs and expenses                              1,197,984        1,110,351        4,864,797        4,733,098
-----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                             405,445          373,402        1,557,150        1,098,155

Equity earnings in unconsolidated partnerships                32,597           30,324          107,298          120,582
Minority interest in consolidated partnerships               (19,748)         (30,064)        (106,331)        (112,810)
Other income, net                                             12,793           13,274           53,990           61,876
Interest expense                                             (68,229)         (68,738)        (279,666)        (276,995)
Gain on disposal of assets and other                               -                -           43,071          225,582
                                                          ----------       ----------       ----------       ----------

Income before income taxes                                   362,858          318,198        1,375,512        1,116,390
Income taxes                                                 146,816          131,654          562,380          511,059
                                                          ----------       ----------       ----------       ----------

Net income                                                   216,042          186,544          813,132          605,331
Preferred dividends                                               41              232              698            1,184
                                                          ----------       ----------       ----------       ----------
Net income applicable to common shares                    $  216,001       $  186,312       $  812,434       $  604,147
-----------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE:

    Basic                                                       $.69             $.60            $2.59            $1.97
    Diluted                                                     $.68             $.59            $2.56            $1.95
-----------------------------------------------------------------------------------------------------------------------

                                           CONSOLIDATED BALANCE SHEETS (UNAUDITED)

------------------------------------------------------------------------------------------------------------------

(Dollars in thousands)
------------------------------------------------------------------------------------------------------------------
                                                                    March 31,         December 31,       March 31,
ASSETS                                                                   2000                 1999            1999
------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
    Cash and short-term investments                               $     3,263          $    17,595     $    68,517
    Accounts receivable (less allowance for doubtful
      accounts of $33,996, $35,017 and $34,425, respectively)         950,363              922,159         834,095
    Materials and supplies                                             12,758               15,130          25,610
    Inventories                                                       162,308              148,292         103,800
    Prepaid expenses and other                                         79,768               64,003          66,918
                                                                  -----------          -----------     -----------
      Total current assets                                          1,208,460            1,167,179       1,098,940
------------------------------------------------------------------------------------------------------------------
Investments                                                         1,440,242            1,594,029       1,890,682
Goodwill and other intangibles                                      2,031,566            1,997,315       1,893,518
------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
    Wireline                                                        5,275,523            5,194,546       4,922,780
    Wireless                                                        3,627,032            3,545,778       3,161,206
    Information services                                              843,764              775,532         695,724
    Other                                                             241,905              241,297         181,983
    Under construction                                                427,628              533,854         578,566
                                                                  -----------          -----------     -----------
      Total property, plant and equipment                          10,415,852           10,291,007       9,540,259
    Less accumulated depreciation                                   4,728,218            4,556,462       4,088,019
                                                                  -----------          -----------     -----------
      Net property, plant and equipment                             5,687,634            5,734,545       5,452,240
------------------------------------------------------------------------------------------------------------------
Other assets                                                          301,916              281,135         325,090
------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                      $10,669,818          $10,774,203     $10,660,470
------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------
                                                                    March 31,         December 31,       March 31,
LIABILITIES AND SHAREHOLDERS' EQUITY                                     2000                 1999            1999
------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
    Current maturities of long-term debt                          $    69,258          $    71,222     $    83,680
    Accounts and notes payable                                        410,981              508,045         491,843
    Advance payments and customer deposits                            130,374              117,915         127,618
    Accrued taxes                                                     163,376               88,723         196,190
    Accrued dividends                                                 101,607              101,607          92,790
    Other current liabilities                                         294,192              306,455         285,370
                                                                  -----------          -----------     -----------
      Total current liabilities                                     1,169,788            1,193,967       1,277,491
------------------------------------------------------------------------------------------------------------------
Long-term debt                                                      3,616,000            3,750,413       3,783,891
Deferred income taxes                                               1,019,577            1,056,921       1,074,913
Other liabilities                                                     551,917              567,165         565,109
------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
    Preferred stock                                                       527                  562           9,114
    Common stock                                                      315,280              314,258         312,227
    Additional capital                                              1,071,878              973,356         951,320
    Unrealized holding gain on investments                            492,848              594,130         664,835
    Retained earnings                                               2,432,003            2,323,431       2,021,570
                                                                  -----------          -----------     -----------
      Total shareholders' equity                                    4,312,536            4,205,737       3,959,066
------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $10,669,818          $10,774,203     $10,660,470
------------------------------------------------------------------------------------------------------------------

                                 CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

------------------------------------------------------------------------------------------------------------------------
                                                                   Three Months                     Twelve Months
                                                                  Ended March 31,                   Ended March 31,
                                                              -----------------------          -------------------------
(Dollars in thousands)                                             2000          1999                2000           1999
------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED FROM OPERATIONS                             $ 347,407     $ 311,866          $1,535,570    $ 1,379,443
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment                   (158,230)     (202,691)           (962,014)    (1,034,759)
  Additions to capitalized software development costs           (10,265)       (9,661)            (45,696)       (77,128)
  Additions to investments                                       (5,700)       (5,047)            (26,741)       (28,645)
  Purchase of property, net of cash acquired                          -       (44,856)            (55,090)      (112,899)
  Proceeds from the sale of investments                               -             -              45,021        267,065
  Proceeds from the return on investments                        35,078         8,115             114,817         54,799
  Other, net                                                      7,872         1,218              (9,989)       (65,272)
                                                              ---------     ---------          ----------    -----------
     Net cash used in investing activities                     (131,245)     (252,922)           (939,692)      (996,839)
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends on preferred and common stock                      (101,010)      (92,636)           (386,550)      (302,226)
  Reductions in long-term debt                                 (139,516)      (20,496)           (495,267)      (181,404)
  Purchase of common stock                                            -             -                   -        (14,950)
  Preferred stock redemptions and purchases                          (3)            -             (11,918)        (4,998)
  Contributions from minority investors                               -             -                   -         10,000
  Distributions to minority investors                           (24,991)      (16,109)           (122,176)      (108,451)
  Long term debt issued                                               -        31,720             298,174        145,020
  Common stock issued                                            35,026        18,029              56,605         44,019
                                                              ---------     ---------          ----------    -----------
     Net cash used in financing activities                     (230,494)      (79,492)           (661,132)      (412,990)
------------------------------------------------------------------------------------------------------------------------
Decrease in cash and short-term investments                     (14,332)      (20,548)            (65,254)       (30,386)
CASH AND SHORT-TERM INVESTMENTS:
Beginning of the period                                          17,595        89,065              68,517         98,903
                                                              ---------     ---------          ----------   ------------
End of the period                                             $   3,263     $  68,517          $    3,263   $     68,517
-----------------------------------------------------------------------------------------------------------------------

                                                   HIGHLIGHTS (UNAUDITED)
------------------------------------------------------------------------------------------------------------------------------------
                                                    Three Months Ended March 31,                Twelve Months Ended March 31,
                                                --------------------------------------         -------------------------------------
(Dollars in thousands,                                                      % Increase                                    % Increase
  except per share amounts)                        2000              1999   (Decrease)           2000               1999  (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
FROM CURRENT BUSINESSES:
Revenues and sales:
    Wireless                                     $  695,230      $  634,585       10           $2,803,896      $2,453,040       14
    Wireline                                        436,631         407,994        7            1,706,094       1,541,188       11
    Emerging businesses                              88,642          59,443       49              309,449         192,992       60
                                                 ----------      ----------                    ----------      ----------
      Total communications                        1,220,503       1,102,022       11            4,819,439       4,187,220       15
    Information services                            310,830         305,398        2            1,250,935       1,200,305        4
    Other operations                                138,031         117,064       18              600,785         613,299       (2)
                                                 ----------      ----------                    ----------      ----------
      Total business segments                     1,669,364       1,524,484       10            6,671,159       6,000,824       11
    Less:  intercompany eliminations                 65,935          40,731       62              249,212         169,571       47
                                                 ----------      ----------                    ----------      ----------
      Total revenues and sales                   $1,603,429      $1,483,753        8           $6,421,947      $5,831,253       10
------------------------------------------------------------------------------------------------------------------------------------

Operating income (loss):
    Wireless                                     $  220,689      $  196,716       12           $  910,451      $  736,781       24
    Wireline                                        170,624         147,367       16              642,321         545,479       18
    Emerging businesses                             (13,423)         (9,646)     (39)             (51,018)        (43,280)     (18)
                                                 ----------      ----------                    ----------      ----------
      Total communications                          377,890         334,437       13            1,501,754       1,238,980       21
    Information services                             42,073          40,452        4              176,937         166,278        6
    Other operations                                  4,375           4,250        3               21,686          25,039      (13)
                                                 ----------      ----------                    ----------      ---------
      Total business segments                       424,338         379,139       12            1,700,377       1,430,297       19
    Corporate expenses                                8,757           5,737       53               42,571          25,142       69
                                                 ----------      ----------                    ----------      ---------
    Total operating income                       $  415,581      $  373,402       11           $1,657,806      $1,405,155       18
------------------------------------------------------------------------------------------------------------------------------------

Net income                                       $  221,921      $  186,544       19           $  857,870      $  702,606       22
Basic earnings per share                               $.70            $.60       17                $2.73           $2.29       19
Diluted earning per share                              $.70            $.59       19                $2.70           $2.26       19
------------------------------------------------------------------------------------------------------------------------------------

AS REPORTED:
Revenues and sales                               $1,603,429      $1,483,753        8           $6,421,947      $5,831,253       10
Operating income                                 $  405,445      $  373,402        9           $1,557,150      $1,098,155       42
Net income                                       $  216,042      $  186,544       16           $  813,132      $  605,331       34
Basic earnings per share                               $.69            $.60       15                $2.59           $1.97       31
Diluted earning per share                              $.68            $.59       15                $2.56           $1.95       31
------------------------------------------------------------------------------------------------------------------------------------

Weighted average common shares                  314,975,000     311,596,000        1          313,685,000     306,954,000        2
Current annual dividend rate per
    common share                                                                                    $1.28           $1.22        5
Capital expenditures                             $  158,230      $  202,691      (22)         $   962,014     $ 1,034,759       (7)
Total assets                                                                                  $10,669,818     $10,660,470        -
Wireless customers                                                                              5,123,457       4,639,171       10
Wireline customers                                                                              2,483,616       2,333,629        6
Long-distance customers                                                                           982,852         658,326       49
------------------------------------------------------------------------------------------------------------------------------------

Current businesses excludes merger and integration expenses and other charges, provision to reduce carrying value of certain assets and gain on disposal of assets.

Emerging businesses includes the long-distance, local competitive access, Internet access, network management and PCS operations.

   For additional information throughout the year, visit the investor section of ALLTEL's website at www.alltel.com

ALLTEL Corporation One Allied Drive Little Rock, Arkansas 72202 (501) 905-8900 www.alltel.com

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS



1.    Financial Statement Presentation:
      The consolidated financial statements at March 31, 2000 and 1999 and for the three and twelve month periods then ended are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods. Certain prior year amounts have been reclassified to conform to the current year presentation.

2.    Mergers:
      On September 30, 1999, the Company completed mergers with Liberty Cellular, Inc. ("Liberty") and its affiliate KINI L.C. under definitive merger agreements entered into on June 22, 1999. Under terms of the merger agreements, the outstanding stock of Liberty and the outstanding ownership units of KINI L.C. were exchanged for approximately 7.0 million shares of ALLTEL's common stock. On July 2, 1999, the Company completed its merger with Aliant Communications Inc. ("Aliant") under a definitive merger agreement entered into on December 18, 1998. Under the terms of the merger agreement, Aliant became a wholly-owned subsidiary of ALLTEL, and each outstanding share of Aliant common stock was converted into the right to receive .67 shares of ALLTEL common stock, 23.9 million common shares in the aggregate. The mergers qualified as tax-free reorganizations and have been accounted for as poolings-of-interests. The accompanying consolidated financial statements have been restated to include the accounts and results of operations of Aliant, Liberty and KINI L.C. for all periods prior to the mergers. The combined operating results of ALLTEL, Aliant, Liberty and KINI L.C. include certain eliminations and reclassification adjustments to conform the accounting and financial reporting policies of the three companies. Separate and combined unaudited results of operations for certain interim periods were as follows:

                                                          Six Months        Three Months       Twelve Months
                                                            Ended              Ended               Ended
      (In thousands, except per share amounts)             June 30,          March 31,           March 31,
                                                             1999              1999                1999
                                                             ----              ----                ----
      Revenues and sales:
         ALLTEL, as reported                              $2,837,950         $1,368,362         $5,378,052
         Aliant                                              182,892             89,765            352,662
         Liberty and KINI L.C.                                59,526             27,649            111,479
         Eliminations and reclassifications                   (3,255)            (2,023)           (10,940)
                                                          ----------         ----------         ----------
         Combined                                         $3,077,113         $1,483,753         $5,831,253
                                                          ==========         ==========         ==========
      Net income:
         ALLTEL, as reported                              $  356,830         $  166,682         $  524,486
         Aliant                                               32,955             15,350             60,246
         Liberty and KINI L.C.                                 9,966              4,557             20,599
                                                          ----------         ----------         ----------
         Combined                                         $  399,751         $  186,544         $  605,331
                                                          ==========         ==========         ==========
      Combined earnings per share:
         Basic                                                 $1.28               $.60              $1.97
         Diluted                                               $1.26               $.59              $1.95

      In January 1999, the Company completed a merger with Standard Group, Inc. ("Standard"). In September 1999, the Company also completed mergers with Advanced Information Resources, Limited ("AIR") and Southern Data Systems ("Southern Data"). In connection with the mergers, approximately 6.5 million shares of ALLTEL common shares were issued. All three mergers qualified as tax-free reorganizations and were accounted for as poolings-of-interests. Prior period financial information has not been restated, since the operations of the three acquired companies are not significant to ALLTEL's consolidated financial statements on either a separate or aggregate basis. The accompanying consolidated financial statements include the accounts and results of operations of Standard, AIR and Southern Data from the applicable date of acquisition.

3.    Merger and Integration Expenses and Other Charges:
      In an effort to improve the operating efficiency of its information services business, the Company recorded a restructuring charge of $10.1 million during the first quarter of 2000. This charge consisted of $5.9 million in severance and employee benefit costs related to a planned workforce reduction and $4.2 million in lease termination costs related to the consolidation of certain operating locations. The restructuring plan, which will result in the elimination of 199 employees will be completed by July 2000. As of March 31, 2000, the Company had paid $3.8 million in severance and employee-related expenses and 159 of the total 199 employee reductions had been completed. The lease termination costs represent the estimated minimum contractual commitments over the next one to four years for leased facilities that the Company has abandoned, net of anticipated sublease income.

      During the third quarter of 1999, the Company recorded a pretax charge in connection with its mergers with Aliant, Liberty, AIR and Southern Data and with certain loss contingencies and other restructuring activities. The following is a summary of the significant components included in this charge:

                                                    (In Thousands)
                                                    --------------
              Merger and integration costs             $73,410
              Restructuring charge                      17,110
                                                       -------
              Total pretax charge                      $90,520
                                                       =======

      The merger and integration expenses included professional and financial advisors' fees of $24.4 million, severance and employee-related expenses of $15.4 million and other integration costs of $33.6 million. The Company's merger and integration plan, as approved by ALLTEL's Board of Directors, provided for a reduction of approximately 200 employees of Aliant and Liberty, primarily in the corporate support functions, to be substantially completed by the third quarter of 2000. As of March 31, 2000, the Company had paid $8.2 million in severance and employee-related expenses and 59 out of the total 200 employee reductions had been completed. The other integration costs included $12.5 million of lease termination costs, $10.2 million of costs associated with the early termination of certain service obligations, and a $4.6 million write-down in the carrying value of certain in-process and other software development assets that have no future alternative use or functionality. Also included are other integration costs incurred in the third quarter consisting of branding and signage costs of $4.1 million and other expenses of $2.2 million.

      The lease termination costs included a cancellation fee of $7.3 million representing the negotiated settlement to terminate the Company's contractual commitment to lease building space previously occupied by the former 360 Communications Company ("360") operations. The lease termination costs also included a $4.1 million write-off of capitalized leasehold improvements and $1.1 million in other disposal costs.

      The contract termination fees included $5.2 million related to long-term contracts with an outside vendor for customer billing services to be provided to the Aliant and Liberty operations. As part of its integration plan, the Company will convert both the Aliant and Liberty operations to its own internal billing system. Conversion of the Liberty operations was completed in November 1999 and conversion of the Aliant operations will begin in early 2001. The $5.2 million amount represented the termination fee specified in the contracts. Of the total termination fee, $0.3 million has been paid with the remainder due upon completion of the conversion of the Aliant operations to ALLTEL's billing system. The Company also recorded an additional $5.0 million charge to reflect the actual cost of terminating its contract with Convergys Corporation ("Convergys") for customer billing services to be provided to the former 360 operations. In September 1999, the Company and Convergys agreed to a final contract termination fee of $55.0 million, of which $50.0 million of termination costs were recorded in the third quarter of 1998, as discussed below. Through March 31, 2000, the Company had paid $30.0 million of the termination fee. In addition to the termination fee, the Company will continue to pay Convergys for processing customer accounts until all customers are switched to ALLTEL's billing system, which is expected to be completed in 2001.

      In connection with management's plan to reduce costs and improve operating efficiencies, the Company recorded a restructuring charge consisting of $10.8 million in severance and employee benefit costs related to a planned workforce reduction and $6.3 million in lease termination costs related to the consolidation of certain operating locations. The restructuring plan provided for the elimination of approximately 308 employees in the Company's wireline operations support functions to be completed by September 2000. As of March 31, 2000, the Company had paid $5.0 million in severance and employee-related expenses and 151 of the total 308 employee reductions had been completed. The lease termination costs represent the estimated minimum contractual commitments over the next one to four years for leased facilities that the Company has abandoned.

      During the third quarter of 1998, the Company recorded transaction costs and one-time charges totaling $252.0 million on a pretax basis related to the closing of its merger with 360. The merger and integration expenses included professional and financial advisors' fees of $31.5 million, severance and employee-related expenses of $48.7 million and integration costs of $171.8 million. The Company's merger and integration plan, as approved by ALLTEL's Board of Directors, provided for a reduction of 521 employees, primarily in the corporate support functions. As of March 31, 2000, the Company had paid $46.3 million in severance and employee-related expenses and substantially all of the employee reductions had been completed. The integration costs included several adjustments resulting from the redirection of a number of strategic initiatives based on the merger with 360 and ALLTEL's expanded wireless presence.
      These adjustments included a $60.0 million write-down in the carrying value of certain in-process software development assets which had no alternative use or functionality, $50.0 million of costs associated with the early termination of certain service obligations, branding and signage costs of $20.7 million, an $18.0 million write-down in the carrying value of certain assets resulting from a revised PCS deployment plan, and other integration costs of $23.1 million.

      The $50.0 million of costs recorded for contract termination fees related to the long-term billing contract with Convergys. This amount represented the present value of the estimated profit to the vendor over the remaining term of the contract and was the Company's best estimate of the cost of terminating the billing services contract prior to the expiration of its term. As previously noted, in September 1999, the Company and Convergys agreed upon a final termination fee of $55.0 million. The $18.0 million write-down in the carrying value of certain PCS-related assets included approximately $15.0 million related to cell site acquisition and improvement costs and capitalized labor and engineering charges that were incurred during the initial construction phase of the PCS buildout in three markets. As a result of the merger with 360, the Company elected not to continue to complete construction of its PCS network in these three markets. The remaining $3.0 million of the PCS-related write-down represented cell site lease termination fees.

      The following is a summary of activity related to the liabilities associated with the Company's merger and integration expenses and other charges for the twelve months ended March 31:

                                                        (In Thousands)
                                                   -------------------------
                                                          2000          1999
                                                          ----          ----
           Balance, beginning of period              $  75,108      $      -
           Merger and integration expenses
             and other charges                         100,656        252,000
           Non-cash write-down of assets               (10,187)       (74,800)
           Cash outlays                               (106,555)      (102,092)
                                                     ---------      ---------
           Balance, end of period                    $  59,022      $  75,108
                                                     =========      =========

      At March 31, 2000, the remaining unpaid liability related to the Company's merger and integration and restructuring activities consists of contract termination fees of $29.9 million, severance and employee-related expenses of $17.5 million, lease cancellation and termination costs of $7.7 million, and other integration costs of $3.9 million.


                      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS-(Continued)


4.    Comprehensive Income:
      Comprehensive income was as follows for the three and twelve month periods ended March 31:

                                                                       Three Months                  Twelve Months
         (Dollars in thousands)                                            Ended                         Ended
         ---------------------                                    ----------------------     --------------------------
                                                                       2000         1999            2000           1999
                                                                       ----         ----            ----           ----
         Net income                                               $ 216,042     $186,544       $ 813,132      $ 605,331
                                                                  ---------     --------       ---------      ---------
         Other comprehensive income (loss):
           Unrealized holding gains (losses) on
               investments arising during the period               (158,383)     191,147        (265,986)       616,169
           Income tax expense (benefit)                             (57,101)      75,035        (121,184)       242,618
                                                                  ---------     --------       ---------      ---------
                                                                   (101,282)     116,112        (144,802)       373,551
                                                                  ---------     --------       ---------      ---------
           Less:  reclassification adjustments for
                  gains included in net income                            -            -         (43,071)      (229,060)
           Income tax expense                                             -            -          15,886         87,074
                                                                  ---------     --------       ---------      ---------
                                                                          -            -         (27,185)      (141,986)
                                                                  ---------     --------       ---------      ---------
           Other comprehensive income (loss)
               before tax                                          (158,383)     191,147        (309,057)       387,109
           Income tax expense (benefit)                             (57,101)      75,035        (137,070)       155,544
                                                                  ---------     -------        ---------      ---------
         Other comprehensive income (loss)                         (101,282)     116,112        (171,987)       231,565
                                                                  ---------     --------       ---------      ---------
         Comprehensive income                                     $ 114,760     $302,656       $ 641,145      $ 836,896
                                                                  =========     ========       =========      =========

5.    Earnings per Share:
      A reconciliation of the net income and number of shares used in computing basic and diluted earnings per share was as follows for the three and twelve month periods ended March 31:

                                                                       Three Months                Twelve Months
      (In thousands, except per share amounts)                             Ended                       Ended
      ---------------------------------------                     ----------------------      -------------------------
                                                                       2000         1999            2000           1999
                                                                       ----         ----            ----           ----
      Basic earnings per share:

         Net income applicable to common shares                   $ 216,001     $186,312       $ 812,434      $ 604,147
         Weighted average common shares outstanding
             for the period                                         314,975      311,596         313,685        306,954
                                                                  ---------     --------       ---------      ---------
         Basic earnings per share                                      $.69         $.60           $2.59          $1.97
                                                                       ====         ====           =====          =====

      Diluted earnings per share:

         Net income applicable to common shares                   $ 216,001     $186,312       $ 812,434      $ 604,147
         Adjustments for convertible securities:
             Preferred stocks                                            41           44             170            172
                                                                  ---------     --------       ---------      ---------
         Net income applicable to common shares
             assuming conversion of above securities              $ 216,042     $186,356       $ 812,604      $ 604,319
                                                                  ---------     --------       ---------      ---------

         Weighted average common shares outstanding
             for the period                                         314,975      311,596         313,685        306,954
         Increase in shares which would result from:
             Exercise of stock options                                2,813        3,466           3,365          2,834
             Conversion of convertible preferred stocks                 421          456             436            463
                                                                  ---------     --------       ---------      ---------
         Weighted average common shares outstanding
             assuming conversion of above securities                318,209      315,518         317,486        310,251
                                                                  ---------     --------       ---------      ---------
         Diluted earnings per share                                    $.68         $.59           $2.56          $1.95
                                                                       ====         ====           =====          =====

                         NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS-(Continued)


6.    Business Segment Information:
      ALLTEL disaggregates its business operations based on differences in products and services. The Company evaluates performance based on segment operating income, excluding non-recurring and unusual items. Segment operating results were as follows:

                                                                     Three Months Ended                  Twelve Months Ended
      (In thousands)                                                      March 31,                            March 31,
      --------------                                             ---------------------------          -------------------------
                                                                       2000             1999                2000           1999
                                                                       ----             ----                ----           ----
      Revenues and Sales from External Customers:
        Wireless                                                 $  695,230       $  634,585          $2,803,896     $2,453,040
        Wireline                                                    420,333          394,160           1,647,600      1,489,112
        Emerging businesses                                          82,961           57,307             295,479        181,257
                                                                 ----------       ----------          ----------     ----------
             Total communications                                 1,198,524        1,086,052           4,746,975      4,123,409
        Information services                                        235,824          243,259             969,914      1,015,318
        Other operations                                             83,046           78,169             373,659        340,481
                                                                 ----------       ----------          ----------     ----------
             Total business segments                             $1,517,394       $1,407,480          $6,090,548     $5,479,208
                                                                 ==========       ==========          ==========     ==========

      Intersegment Revenues and Sales:
        Wireless                                                 $        -       $        -          $        -     $        -
        Wireline                                                     16,298           13,834              58,494         52,076
        Emerging businesses                                           5,681            2,136              13,970         11,735
                                                                 ----------       ----------          ----------     ----------
             Total communications                                    21,979           15,970              72,464         63,811
        Information services                                         75,006           62,139             281,021        184,987
        Other operations                                             54,985           38,895             227,126        272,818
                                                                 ----------       ----------          ----------     ----------
             Total business segments                             $  151,970       $  117,004          $  580,611     $  521,616
                                                                 ==========       ==========          ==========     ==========

      Total Revenues and Sales:
        Wireless                                                 $  695,230       $  634,585          $2,803,896     $2,453,040
        Wireline                                                    436,631          407,994           1,706,094      1,541,188
        Emerging businesses                                          88,642           59,443             309,449        192,992
                                                                 ----------       ----------          ----------     ----------
             Total communications                                 1,220,503        1,102,022           4,819,439      4,187,220
        Information services                                        310,830          305,398           1,250,935      1,200,305
        Other operations                                            138,031          117,064             600,785        613,299
                                                                 ----------       ----------          ----------     ----------
             Total business segments                              1,669,364        1,524,484           6,671,159      6,000,824
        Less: intercompany eliminations                              65,935           40,731             249,212        169,571
                                                                 ----------       ----------          ----------     ----------
             Consolidated revenues and sales                     $1,603,429       $1,483,753          $6,421,947     $5,831,253
                                                                 ==========       ==========          ==========     ==========

      Operating Income (Loss):
        Wireless                                                 $  220,689       $  196,716          $  910,451     $  736,781
        Wireline                                                    170,624          147,367             642,321        545,479
        Emerging businesses                                         (13,423)          (9,646)            (51,018)       (43,280)
                                                                 ----------       ----------          ----------     ----------
             Total communications                                   377,890          334,437           1,501,754      1,238,980
        Information services                                         42,073           40,452             176,937        166,278
        Other operations                                              4,375            4,250              21,686         25,039
                                                                 ----------       ----------          ----------     ----------
             Total business segments                                424,338          379,139           1,700,377      1,430,297
                                                                 ----------       ----------          ----------     ----------
        Corporate operating expenses                                 (8,757)          (5,737)            (42,571)       (25,142)
        Merger and integration expenses and other charges           (10,136)               -            (100,656)      (252,000)
        Provision to reduce carrying value
          of certain assets                                               -                -                   -        (55,000)
                                                                 ----------       ----------          ----------     ----------
             Total corporate expenses                               (18,893)          (5,737)           (143,227)      (332,142)
                                                                 ----------       ----------          ----------     ----------
             Consolidated operating income                       $  405,445       $  373,402          $1,557,150     $1,098,155
                                                                 ==========       ==========          ==========     ==========

7.    Subsequent Event - Settlement of Litigation:
      On July 12, 1996, the Georgia Public Service Commission ("Georgia PSC") issued an order requiring that ALLTEL's wireline subsidiaries which operate within its jurisdiction reduce their annual network access charges by $24 million, prospectively, effective July 1, 1996. The Georgia PSC's action was in response to the Company's election to move from a rate-of-return method of pricing to an incentive rate structure, as provided by a 1995 Georgia telecommunications law. The Company appealed the Georgia PSC order. On November 6, 1996, the Superior Court of Fulton County, Georgia, (the "Superior Court") rendered its decision and reversed the Georgia PSC order, finding, among other matters, that the Georgia PSC had exceeded its authority by conducting a rate proceeding after the Company's election of alternative regulation.

      The Superior Court did not rule on a number of other assertions made by the Company as grounds for reversal of the Georgia PSC order. The Georgia PSC appealed the Superior Court's decision, and in July 1997, the Georgia Court of Appeals reversed the Superior Court's decision. The Company appealed to the Georgia Supreme Court, and in October 1998, the Georgia Supreme Court, upheld the Georgia Court of Appeals' ruling that the Georgia PSC had the authority to conduct the rate proceeding. The case was returned to the Superior Court for it to rule on the issues it had not previously decided. In April 1999, the Superior Court found that with respect to the July 1996 order, the Georgia PSC did not provide ALLTEL with sufficient notice of the charges against the Company, did not provide ALLTEL a fair opportunity to present its case and respond to the charges, and failed to satisfy its burden of proving that ALLTEL's rates were unjust and unreasonable. Further, the Superior Court found that the July 1996 order was an unlawful attempt to retroactively reduce ALLTEL's rates and certain statutory revenue recoveries. For each of these independent reasons, the Superior Court vacated and reversed the July 1996 order and remanded the case with instructions to dismiss the case. The Georgia PSC appealed the Superior Court's April 1999 decision. Since the Company believed that it would prevail in this case, the Company did not implement any revenue reductions or establish any reserves for refund related to this matter.

      On April 11, 2000, ALLTEL announced that it had reached an agreement with the Georgia PSC to settle this case. As part of the agreement, ALLTEL agreed to accelerate deployment of digital subscriber lines and Internet service to its customers in Georgia and to reduce certain optional local calling plan rates. In addition, ALLTEL agreed to future reductions in funds received from the Georgia Universal Service Fund. These revenue reductions will total approximately $12 million during the remainder of 2000 and approximately $18 million annually thereafter. In exchange for the Company's commitments, the Georgia PSC agreed to withdraw its appeal of the Superior Court's April 1999 decision.

8.    Subsequent Event - Exchange of Wireless Assets:
      On January 31, 2000, ALLTEL, Bell Atlantic, GTE and Vodafone Airtouch signed agreements to exchange wireless properties in 13 states. Upon the closing of the transactions, Bell Atlantic or GTE will transfer to ALLTEL interests in 27 wireless markets in Alabama, Arizona, Florida, Ohio, New Mexico, Texas and South Carolina, representing about 14 million POPs and more than 1.5 million wireless customers. ALLTEL will transfer to Bell Atlantic or GTE interests in 42 wireless markets in Illinois, Indiana, Iowa, Nevada, New York, and Pennsylvania, representing 6.3 million POPs and more than 700,000 customers. ALLTEL will also transfer certain of its minority investments in unconsolidated wireless properties, representing approximately 2.6 million POPs. In addition to the transfer of wireless assets, ALLTEL will also pay approximately $600 million in cash.

      Following the receipt of all regulatory approvals, ALLTEL and Bell Atlantic completed the initial exchange of wireless assets in Nevada, Iowa, Arizona, New Mexico and Texas. On April 3, 2000, ALLTEL began operations in Phoenix, Tucson, Coconino, Flagstaff and Gila, Arizona; Albuquerque, New Mexico and El Paso, Texas, while Bell Atlantic began operations in Las Vegas, Lander and Mineral, Nevada; and Cedar Rapids, Iowa City, Waterloo, Cedar Falls, Dubuque and Jackson, Iowa.

      The Company will account for the April 2000 exchange of wireless assets as a purchase. As a result of this transaction, ALLTEL will record goodwill of approximately $734 million and a pre-tax gain of $726 million. The goodwill, pretax gain and operating results of the acquired properties will first be reported in the Company's interim unaudited consolidated financial statements for the periods ended June 30, 2000.

      Consummation of the remaining transactions between ALLTEL, Bell Atlantic and GTE are subject to certain conditions, including the receipt of regulatory approval of the proposed Bell Atlantic and GTE merger and FCC approval of the exchange of wireless assets in the remaining states of Alabama, Florida, Illinois, Indiana, Ohio, Pennsylvania, New York and South Carolina. If all necessary regulatory approvals are received and the other contractual conditions satisfied, ALLTEL, Bell Atlantic and GTE expect to complete the remaining transactions by mid-2000.

      Upon completion of all of the exchange transactions, ALLTEL expects to recognize goodwill of approximately $1.0 billion and a pre-tax gain of $1.2 billion in its consolidated financial statements.